Exhibit 99.1

7 June 2017

ASX Market Announcements

Australia Securities Exchange

Expiry of Options — Waiver of Listing Rule 6.24

Prima BioMed Limited (the Company) (ASX:PRR) notifies the holders of 77,378,690 quoted options (ASX:PRRO) (Options) that the Options will expire at 5.00pm AEST on 19 June 2017.

The Company advises that it has been granted a waiver from ASX Listing Rule 6.24 on the basis that the Options are significantly out of the money and the likelihood of holders exercising the Options is remote. Accordingly, option expiry notices will not be sent to holders of Options unless the market price of the Company’s ordinary shares exceeds $0.15 before 19 June 2017.

In accordance with Item 6.1 of Appendix 6A, the following information is provided:

•	The number of Options to which this notice applies is 77,378,690.

•	Each Option exercised entitles the holder to receive one fully paid ordinary share in the Company. If the Options were exercised in full, there would be 77,378,690 additional fully paid shares on issue.

•	The exercise price for each Option is $0.20.

•	The due date for payment of the exercise price is 5pm on 19 June 2017 (Expiry Date).

•	If payment is not received by the Expiry Date, the Options will expire unexercised and all rights will cease.

•	Official quotation of the Options will cease on 13 June 2017, being 4 business days before the Expiry Date.

•	As at the time of this announcement the latest available price for the securities is $0.032.

•	During the last three months preceding the date of this notice, the highest market price of fully paid ordinary shares in the Company was $0.036 on the 5 June 2017 and the lowest price was $0.030 on 29 May 2017.

•	The Options are not subject to an underwriting agreement.

–    ENDS